June 17, 2010

Ms Kate Tillan
Assistant Chief Accountant
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms Tillan,

Smith & Nephew plc
Comment Letter Dated June 4, 2010
Form 20-F for the fiscal year ended December 31, 2009
Filed March 26, 2010
File No. 001-14978

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated June 4, 2010 (the “Comment Letter”) regarding the above referenced filing on Form 20-F (the “20-F”) of Smith & Nephew plc (the “Company”).  The “Group” refers to the Company and its consolidated subsidiaries.

For your convenience, we have duplicated the comments set forth in the Comment Letter in italics and have provided responses to the Staff’s comments, as set forth in the Comment Letter.

Group Income Statement, page 82

1.
We note your response to prior comment 2.  While we note your disclosure of depreciation, amortisation and employee benefit expenses, please also discuss your consideration of disclosing additional information on the nature of expenses to meet the objectives of the statement.

The Group respectfully acknowledges the comments of the Staff and responds as follows.

In evaluating compliance with paragraphs 104–105 of IAS 1, each reporting period the Group gives consideration to the following factors:

•	The historic level of disclosure provided on the nature of expenses and whether additional information would assist in predicting future cash flows.

•	Changes in the Group’s underlying business which could impact the nature of expenses and level of disclosure.

•	The level of disclosure provided by our peers within the medical devices sector and the wider pharmaceutical sector around the nature of expenses.

In assessing whether our disclosures meet the objectives of the standard, we also take into consideration expense disclosures made elsewhere in our accounts.

Through the above process, the Group believes that it has considered the objectives set out in paragraphs 104-105 of IAS 1 and is fully compliant.

In addition at the Staff’s request, the Company understands that:

(i)	It is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and

(iii)	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to contact me with any further comments or questions.

Yours sincerely,

/s/ Neil Taylor
Neil Taylor
Group Financial Controller